FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 001-35944

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Power Great Lakes, Inc. Employees 401(K) Profit Sharing Plan

201 Mittel Drive

Wood Dale, Illinois 60191

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Power Solutions International, Inc.

201 Mittel Drive

Wood Dale, Illinois 60191

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

Financial Statements

December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Participants and Board of Directors

Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan

Wood Dale, Illinois

We have audited the accompanying statements of net assets available for benefits of Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B-6 to the financial statements, the Plan adopted new accounting guidance related to disclosure of investments. Prior year disclosures have been revised to reflect the retrospective application of these changes in accounting. Our opinion is not modified with respect to this matter.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

Indianapolis, Indiana

June 24, 2016

FINANCIAL STATEMENTS

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

ASSETS	2015	2014
Investments, at fair value	$7,847,637	$6,694,762
Notes receivable from participants	126,239	140,552
Other contribution receivable	49,439	36,000

Total Assets	8,023,315	6,871,314

LIABILITIES
Excess contributions payable	117,723	14,454

Net assets available for benefits	$7,905,592	$6,856,860

The accompanying notes are an integral part of these statements.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2015

Additions to net assets attributed to:
Investment income (loss)
Net depreciation in value of investments	$(569,802)
Interest and dividend income	400,260

(169,542)

Interest income on notes receivable from participants	5,607

Contributions
Participant	1,269,046
Rollover	122,561
Other	13,439

1,405,046

Total additions	1,241,111

Deductions from net assets attributed to:
Benefits paid to participants	171,598
Administrative expenses	20,781

Total deductions	192,379

Net increase	1,048,732
Net assets available for benefits, beginning of year	6,856,860

Net assets available for benefits, end of year	$7,905,592

The accompanying notes are an integral part of this statement.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Interested parties should refer to the plan document for a more complete description of the Plan’s provisions.

1.	General

The Plan is a defined contribution profit sharing and 401(k) plan covering eligible employees of Power Great Lakes, Inc. (the “Company”), a wholly-owned subsidiary of Power Solutions International, Inc. Employees are eligible to contribute to the Plan and receive discretionary employer matching contributions on the first day of a calendar quarter upon attaining age 21. Employees are eligible to participate in discretionary profit sharing contributions upon completing 501 hours of service and being employed on the last day of the plan year. Employees represented by a collective bargaining agreement are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

2.	Contributions

The Plan is funded by voluntary contributions of participants and discretionary matching and profit sharing contributions of the Company. Participants may contribute to the Plan, through regular payroll deductions, an amount subject to limitations imposed by the Internal Revenue Code (“IRC”). Participants may also roll over amounts representing distributions from other qualified employee benefit plans. The Company did not make or accrue a discretionary matching or profit sharing contribution to the Plan for the year ended December 31, 2015.

3.	Investment Options

Participants must direct their salary deferral contributions and the Company’s contributions into a variety of investment funds made available and determined by the Plan Administrator. Participants may change their investment options at any time. The participant may also elect to invest in an employer stock fund or an individually directed brokerage account.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN (Continued)

4.	Participant Accounts

Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s discretionary matching and profit sharing contributions, and an allocation of plan earnings. The Company’s discretionary matching contribution is allocated based on a percentage of the participant’s contribution. The Company’s discretionary profit sharing contribution is allocated as of the last day of the plan year and is based on a ratio of each eligible participant’s compensation to total compensation for all eligible participants. Plan earnings are allocated to participants’ accounts in direct proportion to their respective account balances, based on the performance of participants’ investment selections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

5.	Vesting

Participants are immediately fully vested in participant and rollover contributions plus the actual earnings thereon. The portion of the participants’ accounts attributable to the Company’s contributions becomes 20% vested after one year of service and continues to vest at the rate of 20% for each successive year until 100% vested after five years of service. In the event of death, disability, or retirement at designated ages, participants become fully vested.

6.	Payment of Benefits

On termination of service, a participant may elect to receive a single, lump-sum payment equal to the value of his or her vested account balance, installment payments, or a direct rollover distribution. If a participant’s vested account balance is less than $1,000 upon termination, the participant will receive a mandatory distribution.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN (Continued)

7.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Participants are permitted to take loans from the Plan up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The loans are collateralized by the borrowers’ respective vested account balances and bear interest at 4.25%. Principal and interest are paid through payroll deductions over a period not to exceed five years. Related interest income totaled $5,607 for the year ended December 31, 2015.

8.	Administrative Expenses

Certain expenses incurred maintaining the Plan are paid directly by the Company and are excluded from these financial statements.

9.	Forfeitures

At December 31, 2015 and 2014, unallocated plan assets resulting from forfeited nonvested accounts totaled $1,071 and $2,115, respectively. These accounts are first used to pay administrative expenses or to reduce future Company contributions, and any remaining forfeitures are allocated to participants. No forfeitures were used to pay administrative expenses or reduce Company contributions during 2015. In 2015, $1,521 of the forfeiture balance was allocated to participants based on the participants’ 2014 eligible compensation.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1.	Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

2.	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians. See Note C for discussion of fair value measurements.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

3.	Use of Estimates

In preparing the Plan’s financial statements, management is required to make estimates and assumptions that affect the reported amounts of net assets, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

4.	Payment of Benefits

Benefits are recorded when paid.

5.	Accounting for Uncertainty in Income Taxes

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

6.	Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this Update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. However, sufficient information must be provided to permit reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the statement of financial position. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2015. For all other entities, the amendments in this Update are effective for fiscal years begriming after December 15, 2016. Early adoption is permitted. Upon adoption, the amendments shall be applied retrospectively to all periods presented. The Plan adopted this Update for the 2015 plan year, and it was retrospectively applied to December 31, 2014. Prior year disclosures have been revised to reflect the retrospective application of this Update. The impact of adopting this Update is reflected in Note C.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

In July 2015, the FASB issues ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) - (I) Fully Benefit-Responsive Investment Contracts, (II) Plan Investment Disclosures, and (III) Measurement Date Practical Expedient (a consensus of the FASB Emerging Issues Task Force). The purpose of this update is to simplify plan accounting.

-	The amendments in Part I of this Update designate contract value as the only required measure for direct investments in fully benefit-responsive investment contracts. Fully benefit-responsive investment contracts will be presented at contract value, accordingly there will no longer be an adjustment from fair value to contract value on the face of the financial statements.

-	The amendments in Part II of this Update will eliminate the requirements for plans to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type for both participant directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period will still be required to be presented in the aggregate. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

-	The amendments in Part III of this Update reduce complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end.

The Update may be adopted in whole or by part (I, II and III), as applicable. The amendments in this Update are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments in Parts I and II shall be applied retrospectively to all periods presented; the amendments in Part III shall be applied prospectively. The Plan adopted amendments in Part II of this update for the 2015 plan year, and the amendments in Part II were retrospectively applied to December 31, 2014. Prior year disclosures in Note C have been revised to reflect the retrospective application. The amendments in Part I and Part III do not apply to this Plan. The impact of adopting these amendments is reflected in the financial statements.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

7.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expense and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

8.	Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions.

9.	Reclassifications

Certain previously reported amounts and disclosures in the 2014 financial statements have been reclassified to conform to current year presentation. The Plan corrected the presentation and disclosure of its unitized stock fund by separately presenting the fair value of the money market fund component from the common stock. These reclassifications had no effect on the net assets available for benefits or changes in net assets available for benefits.

NOTE C - Fair Value Measurements

Current accounting standards establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE C - Fair Value Measurements (Continued)

Level 2	Inputs to the valuation methodology include the following:

*	Quoted prices for similar assets or liabilities in active markets;

*	Quoted prices for identical or similar assets or liabilities in inactive markets;

*	Inputs other than quoted prices that are observable for the asset or liability;

*	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for the Plan’s investments measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Stable value collective trust fund: A stable value fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the NAV of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE C - Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015 and 2014.

	2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$7,058,515	$—	$—	$7,058,515
Common stocks	163,025	—	—	163,025

Total investments in the fair value hierarchy	$7,221,540	$—	$—	7,221,540

Investments measured at NAV*				626,097

Investments, at fair value				$7,847,637

	2014
	Level 1	Level 2	Level 3	Total
Mutual funds	$5,760,089	$—	$—	$5,760,089
Common stocks	251,995	—	—	251,995

Total investments in the fair value hierarchy	$6,012,084	$—	$—	6,012,084

Investments measured at NAV*				682,678

Investments, at fair value				$6,694,762

*	In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statement of net assets available for benefits.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE C - Fair Value Measurements (Continued)

The following tables summarize investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2015, and 2014, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	2015
	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Stable value fund	$626,097	$—	Immediate	12 Months

	2014
	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Stable value fund	$682,678	$—	Immediate	12 Months

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE D - INCOME TAX STATUS

Effective July 1, 2015, the Plan adopted a nonstandardized form of a prototype plan sponsored by Fifth Third Bank. The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the IRC.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants become fully vested in their respective account balances.

NOTE F - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Because of the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE G - PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are managed by Fifth Third Bank. Fifth Third Bank is the trustee, as defined in the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment.

At December 31, 2015 and 2014, the Plan held 7,132 and 4,352 shares of common stock of Power Solutions International, Inc., respectively, with a fair value of $130,159 and $224,607, respectively.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE H - RECONCILIATION OF AUDITED FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits from these financial statements to the Form 5500.

	2015	2014
Net assets available for benefits per the financial statements	$7,905,592	$6,856,860
Excess contributions payable	117,723	14,454

Net assets available for benefits per the Form 5500	$8,023,315	$6,871,314

The following is a reconciliation of change in net assets per the financial statements to the Form 5500.

Change in net assets per the financial statements	$1,048,732
Less: Change in excess contributions payable	103,269

Change in net assets per Form 5500	$1,152,001

NOTE I - PLAN AMENDMENT AND RESTATEMENT

Effective July 1, 2015, the Plan was amended and restated to maintain the Plan’s qualified status in accordance with the Pension Plan Act of 2006 (PPA) and to add a participating employer to the Plan. Significant provisions of the amended and restated plan document are consistent with those of the prior plan document. Interested parties should refer to the plan document for a more complete description of the Plan’s provisions.

NOTE J - SUBSEQUENT EVENTS

Plan management monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impact, if any, of events on the financial statements to be issued. All subsequent events of which plan management was aware were evaluated through the date that these financial statements were issued.

SUPPLEMENTAL INFORMATION

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

FEIN: 36-3398606

Plan Number: 001

(a)	(b) Identity of issue, borrower, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value
*	Mutual funds (held by Fifth Third Bank)
	PIMCO Funds	Real Return A Fund	*	*	$164,791
	PIMCO Funds	Total Return Fund	*	*	269,476
	JPMorgan	Core Bond Fund Select	*	*	286,369
	American Beacon	Small Cap Value Fund	*	*	336,532
	T. Rowe Price	Mid-Cap Value Fund	*	*	704,367
	T. Rowe Price	New Horizons Fund	*	*	74,809
	Artisan	Mid Cap Investor Fund	*	*	473,754
	American Funds	Growth Fund of America	*	*	304,588
	American Funds	Fundamental Investors Fund	*	*	443,658
	American Funds	New Economy Fund	*	*	179,670
	MFS	Value R4 Fund	*	*	353,117
	American Funds	Investment Company of America Fund	*	*	144,033
	American Funds	American Balanced Fund	*	*	625,481
	American Funds	New Perspective Fund	*	*	464,333
	American Funds	EuroPacific Growth Fund	*	*	419,012
	American Funds	Capital World Growth and Income Fund	*	*	481,555
	American Funds	SMALLCAP World Fund	*	*	180,706
	American Funds	New World Fund	*	*	48,073
	Oppenheimer	International Bond Fund	*	*	120,818
	American Funds	2015 Target Retirement Date Fund	*	*	42,024
	American Funds	2020 Target Retirement Date Fund	*	*	268,420
	American Funds	2025 Target Retirement Date Fund	*	*	151,176
	American Funds	2030 Target Retirement Date Fund	*	*	107,615
	American Funds	2035 Target Retirement Date Fund	*	*	43,525
	American Funds	2040 Target Retirement Date Fund	*	*	25,534
	American Funds	2045 Target Retirement Date Fund	*	*	20,032
	American Funds	2050 Target Retirement Date Fund	*	*	101,778
	Federated Investors Fund	Prime Value Obligation Fund	*	*	8,172
					(Continued	)

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)    (Continued)

December 31, 2015

FEIN: 36-3398606

Plan Number: 001

(a)	(b) Identity of issue, borrower, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value
*	Common stock (held by Fifth Third Bank)
	Power Solutions International, Inc.	Equity Security	*	*	$77,380
*	Stable value collective trust fund (held by Fifth Third Bank)
	Goldman Sachs Stable Value
	Collective Trust Fund Class III	Stable Value Fund	*	*	626,097
*	Mutual Funds (held by TD Ameritrade IP Company, Inc.)
	Various	Participant-directed Brokerage Accounts	*	*	215,097
*	Common Stocks (held by TD Ameritrade IP Company, Inc.)
	Various	Participant-directed Brokerage Accounts	*	*	85,645

					7,847,637
*	Participants	Participant Loans, interest at 4.25%	*	*	126,239

					$7,973,876

*	Represents a party in interest.
**	Cost information omitted with respect to participant- or beneficiary-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Power Great Lakes, Inc. Employees 401(K) Profit Sharing Plan (Name of Plan)

Date	June 24, 2016	/s/ Michael P. Lewis
Michael P. Lewis
(Chief Financial Officer of Power Solutions International, Inc.)

Exhibit Index

23.1 - Consent of Independent Registered Public Accounting Firm